Filed by Nuveen New York Dividend Advantage Municipal Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Nuveen New York Dividend Advantage Municipal Fund 2

Commission File No. 811-10253

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You have asked us not to call you regarding the shareholder meeting of Nuveen New York Dividend Advantage Municipal Fund 2. We respect your privacy; however, we need your help. According to our records, you have not voted. As a valued shareholder, your vote is extremely important! By voting prior to the May 18, 2015 meeting date, you can help the fund avoid additional costly adjournments and further solicitation expense that increases costs for all shareholders.

The proxy statement for this meeting can be found at http://www.nuveenproxy.com/ProxyInfo/. Enclosed please find a copy of the notice of adjournment. When you are ready to vote, please call 800-254-6192. Provide reference number <GSREFID> and the phone representative will be able to assist you in voting your shares. It takes less than a minute and means so much to the fund and your fellow shareholders!

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Regards,

Michael Krause

Vice President

Computershare Fund Service

Proxy Tabulator for Nuveen Funds